UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                                   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                                                                          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the relaxation of China’s one child policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; the non-binding proposal letters from Golden Meditech Holdings Limited (“Golden Meditech”) and Nanjing Xinjiekou Department Store Co., Ltd. (“Nanjing Xinjiekou”); the proposed transactions between Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”) and Nanjing Xinjiekou; the alternative proposal and the supplementary agreements between Golden Meditech and Sanpower Group Co., Ltd.; the proposed transactions between GM Stem Cells and Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership); and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2016 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2016

	March 31,	December 31,
	2016	2016
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	3,008,422	3,316,963	477,741
Accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB38,261; December 31, 2016: RMB43,855 (US$6,316))	124,645	114,985	16,561
Inventories	28,326	28,289	4,074
Prepaid expenses and other receivables	24,412	24,465	3,524
Amounts due from related parties	—	46,029	6,630
Total current assets	3,185,805	3,530,731	508,530
Property, plant and equipment, net	574,567	560,058	80,666
Non-current prepayments	218,379	236,127	34,009
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB62,633; December 31, 2016: RMB69,446 (US$10,002))	165,011	143,929	20,730
Inventories	64,322	67,948	9,787
Intangible assets, net	111,307	107,842	15,532
Available-for-sale equity securities	162,734	187,469	27,001
Other investment	189,129	189,129	27,240
Deferred tax assets[1]	16,673	19,522	2,812
Total assets	4,687,927	5,042,755	726,307

LIABILITIES
Current liabilities
Bank loan	60,000	—	—
Convertible notes, net	—	1,024,669	147,583
Accounts payable	13,248	10,669	1,537
Accrued expenses and other payables	61,304	63,979	9,215
Deferred revenue	257,692	303,144	43,662
Amounts due to related parties	53,255	27,709	3,991
Income tax payable	8,524	13,478	1,941
Total current liabilities	454,023	1,443,648	207,929
Convertible notes, net	906,222	—	—
Non-current deferred revenue	1,321,239	1,500,495	216,116
Other non-current liabilities	255,932	288,798	41,596
Deferred tax liabilities[1]	37,086	39,994	5,760
Total liabilities	2,974,502	3,272,935	471,401

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31 and December 31, 2016, respectively	50	50	7
Additional paid-in capital	873,654	920,727	132,612
Treasury stock, at cost
(March 31 and December 31, 2016: 136,899 shares, respectively)	(2,815)	(2,815)	(405)
Accumulated other comprehensive income	84,779	4,563	657
Retained earnings	753,585	841,835	121,249
Total equity attributable to China Cord Blood Corporation	1,709,253	1,764,360	254,120
Non-controlling interests	4,172	5,460	786
Total equity	1,713,425	1,769,820	254,906
Total liabilities and equity	4,687,927	5,042,755	726,307

1  With the adoption of Accounting Standards Update No. 2015-17 in the current fiscal year, all deferred tax assets and liabilities were presented as non-current. Therefore, current deferred tax assets of RMB14,056 and current deferred tax liabilities of RMB14,300 as of March 31, 2016 were reclassified as non-current deferred tax assets and liabilities respectively.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Nine Months ended December 31, 2015 and 2016

	Three months ended December 31,			Nine months ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	169,374	200,888	28,934	506,221	557,980	80,366
Direct costs	(36,191)	(25,100)	(3,615)	(110,004)	(101,621)	(14,637)
Gross profit	133,183	175,788	25,319	396,217	456,359	65,729
Operating (expenses)/income
Research and development	(2,600)	(2,890)	(416)	(6,687)	(7,216)	(1,039)
Sales and marketing	(36,759)	(46,965)	(6,764)	(110,934)	(124,799)	(17,975)
General and administrative	(43,070)	(50,579)	(7,285)	(126,937)	(142,111)	(20,468)
Other operating income	—	26,316	3,790	—	26,316	3,790
Total operating expenses, net	(82,429)	(74,118)	(10,675)	(244,558)	(247,810)	(35,692)
Operating income	50,754	101,670	14,644	151,659	208,549	30,037
Other income/(expense), net
Interest income	4,670	4,307	620	13,767	13,022	1,876
Interest expense	(27,792)	(30,594)	(4,406)	(79,976)	(89,228)	(12,852)
Foreign currency exchange (losses)/gains	(766)	—	—	(959)	120	17
Dividend income	37,998	45	6	49,198	45	6
Impairment loss on available-for-sale equity securities	—	(2,533)	(365)	(8,361)	(2,533)	(365)
Others	(377)	371	53	(616)	1,099	159
Total other income/(expense), net	13,733	(28,404)	(4,092)	(26,947)	(77,475)	(11,159)
Income before income tax	64,487	73,266	10,552	124,712	131,074	18,878
Income tax expense	(13,636)	(17,192)	(2,476)	(41,410)	(41,507)	(5,978)
Net income	50,851	56,074	8,076	83,302	89,567	12,900
Net income attributable to non-controlling interests	(399)	(187)	(27)	(576)	(1,317)	(190)
Net income attributable to China Cord Blood Corporation’s shareholders	50,452	55,887	8,049	82,726	88,250	12,710

Earnings per share:
Attributable to ordinary shares
- Basic	0.63	0.70	0.10	1.07	1.14	0.16
- Diluted	0.63	0.70	0.10	1.07	1.14	0.16

Other comprehensive income/(loss), net of nil income taxes
- Foreign currency translation adjustment	(6,362)	(19,514)	(2,811)	(21,600)	(27,874)	(4,015)
- Unrealized holding gains/(losses) in available-for-sale equity securities
- Unrealized holding gains/(losses) arising during the period	22,679	(38,117)	(5,490)	40,684	(55,094)	(7,935)
- Reclassification adjustment for losses included in net income	—	2,533	365	8,361	2,533	365
Total other comprehensive income/(loss)	16,317	(55,098)	(7,936)	27,445	(80,435)	(11,585)
Comprehensive income	67,168	976	140	110,747	9,132	1,315

Comprehensive income attributable to non-controlling interests	(399)	(187)	(27)	(576)	(1,317)	(190)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	66,769	789	113	110,171	7,815	1,125

Other Events

On February 24, 2017, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2016. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated February 24, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: February 24, 2017